One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

July 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Jaea F. Hahn and Christina DiAngelo Fettig

Re:	Lafayette Square Empire BDC, LLC

Registration Statement on Form 10

File Number: 000-56289

Ladies and Gentlemen:

Lafayette Square Empire BDC, LLC, a Delaware limited liability company (the “Company”), has today filed with the U.S. Securities and Exchange Commission (the “Commission”) pre-effective amendment No. 1 (“Amendment No. 1”) to its registration statement on Form 10 (File No. 000-56289) (the “Registration Statement” and the prospectus contained therein, the “Prospectus”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated June 24, 2021 from Jaea F. Hahn of the Staff to Matthew S. Virag of Dechert LLP, outside counsel to the Company, relating to the Registration Statement.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide under separate cover courtesy copies of Amendment No. 1, as filed and marked to show changes from the initial filing of the Registration Statement, which includes the necessary conforming changes in response to the Staff’s comments.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Legal Comments—Registration Statement

Summary of Risk Factors

1.	Please move this section so it follows “Forward Looking Statements” and revise as follows:
a)	Highlight only principal risks (e.g., consider if cybersecurity is a general risk or a principal risk) and delete inapplicable risks (e.g., ESG, private portfolio companies and collateralized loan obligations are not identified as principal investments of the Company so it is unclear whether the principal risk disclosure is applicable);

Response: As requested, the Company has modified its description of principal risks to delete risks that are not principal risks.

b)	Consider adding risk headings to better organize and convey principal risks;

Response: As requested, the Company has added additional headings to better organize and convey the principal risks.

c)	Please avoid merely stating a risk exists without providing an explanation or example of the risk for context;

Response: As requested, the Company has revised the Summary of Risk Factors disclosure in the Registration Statement to provide context for the risks in the context of the Company’s markets, investment strategy, and expected operations.

d)	Either remove or combine duplicate risks. For example, COVID-19 is discussed in the bullet point related to political, social and economic uncertainty and in the last bullet point discussing terrorist attacks, natural disasters, acts of war and pandemics and economic uncertainty is highlighted in three separate bullet points;

Response: As requested, the Company has revised its risk disclosure to eliminate duplication.

e)	Combine related risks such as non-diversification and concentration of investments and the Advisor and Administrator having the ability to resign with 120 days’ notice;

Response: As requested, the Company has revised its risk disclosure to combine similar or related risks.

f)	Spell out and define “CRA” in the fourth bullet point and add that it is unclear whether the Company’s investors may treat their investment in the Company as “CRA-qualified securities;” and

Response: As requested, the Company has defined the term CRA in the risk factors.

g)	Add a risk related to potential conflicts of interests with the Adviser related to co-investment and calculation of the management fee.

Response: As requested, the Company has expanded and broken out as a separate risk factor the risks related to co-investment and the calculation of the Company’s management fee.

Explanatory Note

2.	Please add the following:
a)	The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. See “Item 1. Business – Emerging Growth Company.”

Response: As requested, the Company has added an additional explanatory note regarding its intention to take advantage of the provisions in the Jobs Act which allow the Company, as an emerging growth company, to delay the auditor attestation regarding its internal controls and certain other regulatory requirements.

b)	With respect to the lack of liquidity of, manner of distribution of and funding of distributions made by non-traded BDCs, please add the bulleted disclosure below, if accurate, in bold and larger font. We suggest the bullets also appear prominently immediately above the signature line on the Subscription Agreement:
a.	The Company’s shares may only be sold to accredited investors as defined in rule 501(a) of Regulation D under the Securities Act of 1933 and may not be sold without the written consent of the Adviser.
b.	If the Company makes additional offerings of its shares in the future, an investor may be required to make additional purchases of the Company’s shares on one or more dates to be determined by the Company.
c.	The Company’s shares are not currently listed on an exchange, and it is uncertain whether they will be listed or whether a secondary market will develop. Therefore, the Company’s shares constitute illiquid investments.
d.	Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
e.	Repurchases of shares by the Company, if any, are expected to be limited.
f.	An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.
g.	Distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

Response: The Company has included the requested bullets, except that it has revised subsection (a) to say “The Company’s shares may only be sold to accredited investors as defined in rule 501(a) of Regulation D under the Securities Act of 1933 and may not be sold without the written consent of the Company,” and did not include (b) because the Company is not able to force investors to purchase additional shares in the future, rather shareholders will commit to purchase up to a certain number of shares when the subscription agreement is signed.

c)	We have elected to be regulated as a BDC under the 1940 Act and are subject to the 1940 Act requirements applicable to BDCs.

Response: The Company has included the requested bullet points, as modified to conform to the Company, and undertakes to include such bullet points in the subscription agreement prior to the signature line.

Forward-Looking Statements

3.	Please add the following to the narrative language accompanying the bullet points: “This Registration Statement contains forward-looking statements that involve substantial known and unknown risks, uncertainties and other factors. Undue reliance should not be placed on such statements.”

Response: The Company has added the requested disclosure under the caption “Forward-looking Statements.”

4.	In the last sentence, please change the statutory reference to section 21E of the Exchange Act since Form 10 is an Exchange Act registration statement.

Response: The Company has changed the statutory reference to Section 21E as requested.

Business

5.	Please review and revise the summary to clarify the principal investment strategy of the Company. The current discussion suggests the Company will focus on businesses that qualify for loans under the Community Reinvestment Act (“CRA”) and that are located in a particular “Target Region.” The CRA was enacted to address lending by federally insured banks and institutions so it is unclear how it would apply to loans made by the Company since the Company is not a federally insured bank or institution. Explain the proposed arrangement between the borrower, the Company, and “insured depository institutions” and the significance of the Company receiving CRA credit for investments (e.g., does the Company intend to market its shares to federally insured banks and institutions and can it pass through CRA credits to eligible shareholders).

Response: The Company has modified the summary to clarify its principal investment strategy and the Company’s intention of causing an investment in the Company to be an eligible CRA investment for institutions seeking to make such investments.

6.	Supplementally, please confirm the Company will elect to be regulated as a BDC prior to the effectiveness of the Registration Statement.

Response: The Company will elect to be regulated as a BDC prior to the effectiveness of the Registration Statement.

7.	If the BDC Conversion will occur prior to the effectiveness of the Registration Statement, please explain why it is necessary to discuss the transaction in the first paragraph.

Response: The Company respectfully submits that the disclosure is appropriate in order to clarify, for example, the inclusion of audited financial statements for a limited liability company and other disclosures elsewhere in the prospectus. Such disclosure has been requested in connection with the Staff’s review of other similar formation transactions by BDCs. The Company has moved this disclosure regarding the conversion to a later point in the discussion of the Company’s business.

8.	If the Company intends to market itself on the basis of ESG considerations as suggested by the ESG risk factor on page 44, please clarify the importance of ESG in your investment objective. We note the discussions of “Serving the Public Welfare” on page 10 and “Opportunity to Make Impact” on page 11; however, it is unclear whether the Company is positioning itself as an “impact fund” and whether the Company’s other investments will be chosen on the basis of “serving the public welfare” or other similar ESG considerations.

Response: As requested, the Company has modified its disclosure to clarify its intentions regarding ESG considerations.

9.	Please move the more detailed discussion of the CRA to the longer discussion of principal investment strategies of the Company.

Response: As requested, the Company has moved the discussion of CRA to appear with the discussion of the Company’s principal investment strategies.

10.	Please revise the first sentence of the first paragraph to state that the Company is non-diversified, and emphasize that it is newly formed and has no operations.

Response: The Company has amended this paragraph as requested.

11.	At the top of page 6, please clarify if the first sentence of the first paragraph is the investment objective of the Company (“We will seek favorable ...”).

Response: The Company has modified this sentence and made clear that this sentence is the principal investment objective of the Company.

12.	Please briefly describe the loans in greater detail. For example, what will be the average size of each loan or maximum loan amount? Will interest accrue at a fixed or floating rate? Will the loans be guaranteed by the federal government or other party?

Response: The Company has added additional information regarding its expected loan profile.

13.	Will the Company purchase syndicated CRA loans from federally insured banks and institutions or will it originate loans? Will the Company hold the loans, service them or syndicate them at a later date?

Response: As requested, the Company has modified the disclosure to make clear that it intends to invest primarily in directly originated loans. The Company generally expects to hold its investments until maturity or until such investments are refinanced.

14.	The Company intends to focus on “middle market borrowers.” Please define “middle market borrowers” in plain English. Please provide a cross-reference to where investment criteria for potential investments are discussed in greater detail.

Response: As requested, the Company has added a definition of the term “middle market borrowers” and has added a cross reference to additional information elsewhere in the prospectus.

15.	On page 6, please explain what is meant by “non-sponsored borrower” in the second paragraph and define “Other Lafayette Square BDCs” in the third paragraph.

Response: As requested, the Company has added additional disclosure regarding the meaning of “non-sponsored borrower” and “Other Lafayette Square BDCs.”

16.	In the third paragraph on page 6, where you discuss your application for co-investment exemptive relief, please clarify that the relief may not be granted. Supplementally, please discuss the status of your exemptive application and whether it has been filed with the Commission.

Response: As requested, the Company has clarified its disclosure regarding its application to obtain exemptive relief regarding co-investments to make clear that such exemptive relief may not be granted by the staff of the SEC. The Company supplementally notes that it has filed an application for such exemptive relief and is now responding to comments on such application from members of the Staff. The Company is uncertain how long it will take to resolve such comments, if at all.

17.	Please supplementally explain whether the Company has received a legal opinion or other approval from the federal agencies tasked with implementing the CRA that confirms that the loans the Company makes to CRA-eligible borrowers will be eligible to receive CRA credit or that insured depository institution investors would be able to claim such credit through an investment in the Company. Will loans be eligible for CRA credit if the Company holds non-CRA eligible investments such as common stock in its portfolio as well?

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it is seeking clarity from the Office of the Comptroller of the Currency on whether a national bank’s investment in the Company (i.e., a fund that is primarily committed to deploying capital to public welfare activities in underserved areas) would qualify as a CRA activity. Other insured depository institutions who are not national banks will need to make their own determinations, in coordination with their applicable banking regulator, as to whether their investment in the Company would be CRA eligible. Given the Company’s intention to invest at least 51% of its capital in certain LMI targeted investments (as further described under the caption “Focus on Serving the Public Welfare” in the Form 10), the Company believes that an investment in the Company would be eligible for CRA credit under the investment test, notwithstanding the fact that the Company holds certain non-CRA eligible investments such as common stock in its portfolio.

18.	Since the Registration Statement will not go effective until the Company has filed an election to be treated as a BDC, please revise the disclosure in the last paragraph to use the past tense (e.g., “we have filed with the SEC ...”).

Response: The Company has revised its disclosure as requested.

Business—About Lafayette Square

19.	Please clarify if Lafayette Square is the parent of the Company and its relationship with the Other Lafayette Square BDCs.

Response: As requested, the Company has clarified its disclosure to make clear that the term “Lafayette Square” refers to Lafayette Square Holding Company, LLC and its controlled subsidiaries, including, among others, LS BDC Adviser, LLC, the Company’s Adviser, and LS Administration, LLC, the Company’s Administrator. Each of the Other Lafayette Square BDCs is advised by the LS Adviser LLC, and LS Administration, LLC will serve as the administrator to each Other Lafayette Square BDC.

20.	Please describe Lafayette Square’s current investments and services and explain how they are “impact driven” or revise to discuss Lafayette Square’s prospective business.

Response: As requested, Lafayette Square has added additional disclosure regarding how its current investments and services, and planned investments and services, are “impact driven.”

21.	Please briefly describe Mr. Dwin’s prior business experience.

Response: As requested, we have added summary information regarding Mr. Dwin’s prior business experience and provided a more complete summary under the caption “Management.”

Business—Our Investment Adviser

22.	Please identify the portfolio managers who will be responsible for the day-to-day management of the Company and briefly describe their business experience, including whether they have prior experience managing BDCs.

Response: The investment decisions of the Company will be managed by the Company’s investment committee, which includes Mr. Daniele and Mr. Dwin. The Company has added this information in the summary of the Business and provided additional information regarding the qualifications of such individuals as well as the functioning of the Company’s investment committee under the caption, “Management.”

23.	We note that the Administrator has a Staffing Agreement with the Investment Adviser. Supplementally, please explain the need for a Staffing Agreement. If the Administrator’s staff will provide portfolio management services, please disclose whether the Administrator is registered as an investment adviser under the Investment Advisers Act.

Response: Consistent with the approach taken by many investment management firms in the United States, Lafayette Square has its employees concentrated in a small number of companies. This is for purposes of limiting the number of legal entities that are required to perform payroll and benefits administration, to retain workers’ compensation insurance and deal with other administrative matters. Officers and other employees will be staffed to the Adviser, which is a registered investment adviser under the Advisers Act of 1940, under a staffing agreement with the Administrator.

24.	You note the “significant” experience of Lafayette Square’s employees. Please elaborate and provide support for the last sentence of this section.

Response: The Company has deleted this section and has provided a cross reference to the detailed discussion of the backgrounds of the officers and directors of the Company under the caption, “Management.”

25.	It appears the Company will have an Investment Committee. Please briefly describe who will sit on the Committee, and how duties are split between the Adviser, Administrator, Investment Committee, and the Board.

Response: The Adviser will have an Investment Committee. The role of this Investment Committee will be to review and approve (or disapprove) portfolio investments by the Company and the Other Lafayette Square BDCs as well as to oversee and supervise ongoing portfolio monitoring activities by the Adviser. The investment advisory function of the Adviser will be overseen and supervised by the board of directors of the Company. The Administrator will assist the BDC by coordinating day-to-day non-investment advisory services on its behalf.

26.	Please add disclosure that potential conflicts of interest may arise due to the management fee structure and add a cross reference to a risk factor discussing such risks. We note the base management fee is calculated on the basis of gross assets which may encourage the Adviser to incur debt/leverage. The way in which the incentive fee is calculated may also give rise to conflicts of interest since interest accrued but not yet received is included in the calculation of pre-incentive fee net investment income and capital gains are not subject to a hurdle rate. Please also disclose this.

Response: As requested, we have added disclosure regarding potential conflicts of interest that may arise due to the management fee structure of the Company and have added a cross reference to the risk factors describing such conflicts.

Business—Our Administrator

27.	As a BDC, the Company must provide managerial assistance to 70% of eligible portfolio company investments. Please clarify whether the Administrator will provide managerial services to portfolio companies as well as to the Company.

Response: Under the Administration Agreement, the Administrator agrees to provide managerial assistance to portfolio companies of the Company as requested by the Company. Any such managerial assistance will be provided at cost and without any incremental fees or profits to the Administrator.

Investment Strategy

28.	We note risk factors related to investments in CLOs. Please clarify whether they will be principal investments of the Company. If not, please revise the risk factor discussion accordingly.

Response: As requested, the Company has deleted its discussion of investments in CLOs as not sufficiently material to merit discussion in the prospectus at this time.

29.	Please disclose how the other 49% of the Company’s invested capital will be invested. If the Company intends to invest in instruments other than loans, what types of instruments will be principal investments? Will these investments be screened to incorporate the Company’s public welfare goals, and if so, please describe the Company’s screening methodology.

Response: As noted above, the investment strategy of the Company calls for investment primarily in debt securities, including loans. However, as a matter of prudence, it is not desirable for the Company to commit in advance to invest at least 51% of its capital in investments it expects to be CRA-eligible investments. The Company expects the balance of its investments will be made consistent with its investment strategy in similar portfolio companies. Such investments may take the form of other debt securities, preferred and common equity securities, warrants and other types of investment securities. Accordingly, the Company respectfully declines to name other types of securities as “principal investments,” while reserving the right to invest in such securities. As noted under “Business–Investment Strategy,” the Company intends to pursue objectives characterized in the Staff’s comments as “public welfare goals” in its investing regardless of the type of investment security in which it invests. However, as noted in the Business section of the prospectus, it is the types of securities—and specifically loans to middle market companies in the Company’s Target Region—that constitute the principal investments of the Company.

30.	Please confirm the Company does not intend to invest more than 30% of its assets in investments that are not “eligible assets.” It is unclear from the disclosure the extent to which the businesses the Company will invest are “eligible portfolio companies” pursuant to section 55(a) of the Investment Company Act of 1940.

Response: As requested, the Company confirms that it intends to invest not more than 30% of its assets in investments that are not “eligible assets.” The Company’s intention in this regard is discussed in detail under “Regulation as a Business Development Company” on page 29 of the prospectus.

Investment Strategy—Established Business with Stable cash flow Profiles

31.	Please give an example of the types of businesses that may be prospective portfolio companies (e.g., manufacturing).

Response: As requested, the Company has named a variety of industries in which it may identify prospective portfolio companies, including healthcare, transportation and logistics, franchising, technology and telecommunications, and business services. The Company does not intend to focus on any particular industry and will seek to invest across a broad cross-section of industries in the Target Region.

Investment Strategy—Direct Origination

32.	Please clarify if the “investment team” described is the same as the Investment Committee and provide support for the claim that the investment team “has deal sourcing relationships with hundreds of business professionals ....”

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company expects to hire numerous investment professionals as it expands its investment activities. This team of professionals will identify, conduct due diligence on, and negotiate investment terms with prospective portfolio companies and will present such information to the Investment Committee. The Adviser’s investment team will also monitor existing investments. The Company submits supplementally that investment professionals of the Adviser have sourced deals with hundreds of business professionals and expects this web of contacts to increase with the hiring of additional investment professionals and maintains a contact list in the ordinary course of business.

33.	Please clarify how the transaction terms are beneficial to investors in the Company and the management of portfolio companies. Please also clarify what is meant by reinforcing the perception of Lafayette Square as a “trusted partner.”

Response: As requested, the Company has added additional disclosure regarding the types of investment terms that it anticipates including in its portfolio investments, including, with respect to loans and other debt securities, at least one financial covenant, limitations on redemption and event of default provisions and other customary debt provisions. The Company has also deleted the phrase “trusted partner” although it believes that its focused investment strategy will, over time, gain recognition in the market that Lafayette Square seeks to use its capital to advance the interests of its portfolio companies and the communities in which such companies operate.

34.	In the first paragraph, please revise the third sentence (“As a result, we can generate...”) to state this is the Company’s belief rather than fact.

Response: As requested, the Company has rephrased the sentence identified by this comment as a belief.

35.	In the second paragraph, you state, “We have strong relationships...” If the Company is newly organized, please explain the basis of the strong relationships (e.g., are these relationships the Adviser has developed?).

Response: As requested, the Company has clarified this sentence to make clear that the strong relationships from which the Company expects to benefit are based upon pre-existing relationships of the Adviser’s investment professionals.

Investment Strategy—Non-sponsored Origination Focus

36.	This section largely repeats the prior section and should be deleted or revised to remove duplication.

Response: As requested, the Company has deleted the duplicative information in this section.

Investment Strategy—Regional Focus

37.	We note that Lafayette Square intends to file additional registration statements for other Target Region BDCs. Supplementally, please explain how Target Regions will be determined, and whether they are grouped by geography or other criteria.

Response: Each of the Target Regions is a geographic area of the United States, the boundaries of which are state boundary lines. The Company has enclosed an outline of the Target Regions as Annex A to this response letter.

Investment Strategy—Promoting Public Welfare

38.	Please revise the disclosure to clarify whether the Company has a fundamental policy with regard to its target deployment of 51% of investment capital to borrowers in Underserved Areas or borrowers who provide Substantial Employment to LMI individuals. Explain what is meant by delivering “impactful services” and “strengthening the employee experience” and briefly summarize how the Company will achieve these goals. Please also balance statements regarding public welfare with disclosure that the Company will charge borrowers interest and, if applicable, other fees, and will also charge fees, including an incentive fee, to its own investors.

Response: As a BDC, the Company will not have fundamental policies other than to continue to operate as a BDC. The Company intends to target its investments in Underserved Areas or to companies employing a significant number of LMI individuals. The Company will seek to make a majority of its investments in such areas or with such populations; provided, however, that this intention should not be construed as an investment policy. As requested, the Company has added additional disclosure regarding its plan to offer its portfolio companies “impactful services” with the intention of improving the experience of the employees of such portfolio companies (including by increasing employee retention and morale as well as productivity). This, in turn, should redound to the benefit of the Company, as an investor in such portfolio companies, and to investors in the Company.

The Company expects to offer the provision of such services as part of its offer of managerial assistance to portfolio companies. As noted elsewhere in the Registration Statement, the Company intends to charge interest on its loans or may have other forms of return on other types of investments, such as dividends on equity co-investments. The Company will not charge its own stockholders any fees, incentive or otherwise, although the Adviser will charge management and incentive fees discussed elsewhere in the Prospectus. Rather, as a regulated investment company, the Company expects to distribute substantially all of its income to its stockholders in the form of distributions.

39.	You state “[w]e plan to require our borrowers to deliver data to allow an insured depositary institution to apply for credit for the investment under the CRA with the appropriate banking regulator, both during the underwriting process and on an ongoing basis through the term of the loan.” Supplementally, please discuss what happens if a potential borrower will not agree to deliver this data or fails to deliver data after origination of the loan. If there is a risk that the investment will not be deemed CRA-eligible, please disclose such risk in the Registration Statement and discuss any risk to investors who may invest in the Company to obtain CRA-credits.

Response: The Company respectfully advises the staff that it will require potential borrowers to deliver the requested data as a term in the document setting forth investment terms, such as a credit facility for loans. If a borrower fails to deliver data after origination of the investment, the Company would have the ability to exercise any enforcement rights or remedies it has under its investment terms to cause the borrower to deliver such data, including enforcing covenants to provide such data.

As discussed above, the Company intends that its investments will be CRA eligible. However, the Company can offer no assurance that an investor’s applicable banking regulator will grant CRA credit. In particular, although the Company is applying to the Office of the Comptroller of the Currency to verify whether investment in the Company qualifies under the CRA for national banks, there is not a similar process available from the Federal Deposit Insurance Company or Federal Reserve Board for state banks.

Investment Strategy—BDC-Level Downside Protection

40.	Please reconcile the disclosure in this section regarding investing the portfolio broadly with the fact that the Company is non-diversified and primarily invests in a Target Region. Will the Company limit loans to a borrower to a specified dollar range and describe the “limit targets” referred to in this paragraph in greater detail (e.g., who sets these targets and how will they work with respect to geographic limitation if investments are located in Target Regions).

Response: The Company represents supplementally that it expects to invest in a pool of loans that will be distributed across different industries and, following an initial ramp-up period, will not be concentrated in relatively few investments. Moreover, the Company intends to limit the size of its investments in any one portfolio company. The Company will not be diversified geographically but will be invested in different economic areas within the Target Region. The Company respectfully submits that this investment strategy will result in a “broad” distribution of investments. Nevertheless, the Company does not expect to have a diversified portfolio as that term is defined in the 1940 Act and therefore has revised the disclosure cited above. Decisions regarding investments of the Company will be made by the Adviser’s Investment Committee and overseen and monitored by the Company’s board of directors.

Investment Strategy—Structuring to Increase Exit Optionality

41.	Please explain what “realization features” are in plain English.

Response: With respect to loans, “realization features” refer to loan terms providing for a mandatory repayment of principal. This may include provisions such as required amortization payments, mandatory cash flow “sweep” provisions, mandatory repayment requirements upon the occurrence of specified events (such as receipt of insurance proceeds or asset sale proceeds outside the ordinary course of business), and stated loan maturities. Other securities, such as structured equity investments or warrants are often accompanied by put rights, which mimic a stated maturity provision in a loan agreement.

Investment Strategy—Competitive Advantage

42.	The first paragraph states that Lafayette Square will make an impact in communities across the country but the Company’s principal strategy involves concentrating its investment in a Target Region. Please reconcile.

Response: The Company has revised the disclosure noted above to state that the Company expects to have an impact in communities across the Company’s Target Region.

Investment Strategy—Experienced Team of Investment Professionals

43.	Please delete the past performance disclaimer in footnote 2 since the information relates to assets Mr. Dwin has managed in the past, not the past performance of any portfolios he may have managed. Please clarify whether Mr. Dwin has portfolio management experience related to BDCs, lending under the CRA, or originating loans to middle market companies.

Response: As requested, the Company has deleted the past performance disclaimer formerly included in footnote 2. The Company has added disclosure to the effect that Mr. Dwin has managed a portfolio of middle market investments in connection with his work at Brightwood Capital but has not previously advised a BDC. Mr. Dwin has also managed a small business investment corporation, or SBIC, which invested in a manner consistent with CRA eligibility guidelines.

Investment Strategy—Direct Origination Model

44.	Please delete this section because it repeats disclosure under the same heading on page 8.

Response: As requested, the Company has deleted this repetitive disclosure.

Investment Strategy—Comprehensive Investment Process and Risk Management

45.	Please identify who serves on the Valuation Committee and its purpose.

Response: The Company respectfully submits that the Valuation Committee to which it referred in this disclosure is a small number of investment, legal, compliance and accounting professionals of the Adviser. The Company has deleted references to the Valuation Committee and revised its discussion of the valuation process to describe in more detail the valuation process that the Adviser expects to undertake under the oversight and supervision of the board of directors of the Company.

Investment Strategy—Focus on Serving the Public Welfare; Opportunity to Make Impact; Favorable Investment Dynamics

46.	These sections contain information found elsewhere in the description of the Company’s business; please revise to remove duplicative disclosure.

Response: As requested, the Company has eliminated and consolidated duplicative disclosure appearing in the above-captioned subsections.

Investment Strategy—Advantageous Regulatory Climate

47.	We note your belief expressed in this section and elsewhere in the Registration Statement that there is an advantageous regulatory climate for financing certain types of businesses. Please review and revise this statement to ensure that they relate to the “middle market” businesses that you state are the focus of your business strategy (e.g., rather than small businesses or new businesses), and that the disclosure is balanced. For example, where appropriate, please state that there can be no guarantee that the Company will be able to successfully capitalize on what it perceives to be an “Advantageous Regulatory Climate” and consider whether “Advantageous Regulatory Climate” should be changed to “Current Regulatory Climate.”

Response: As requested, the disclosure regarding the Advantageous Regulatory Climate has been revised and modified to be more balanced.

Investment Strategy—Investment Criteria and Investment Process

48.	In the first bullet point, please clarify what a “mature” company is for purposes of the Company’s potential investments.

Response: As requested, the Company has clarified its discussion in this section to clarify that “mature” in the context of a prospective investment opportunity, is a company with a product or service that has established customer demand. As such, this term generally excludes start-up companies. Although mature companies are typically older (i.e., 10+ years old), the Company may identify and invest in mature companies that are younger than this.

49.	In the fourth bullet point (“Experienced Management Teams”), please clarify you are referring to the management teams of the portfolio companies in which the BDC invests.

Response: The Company has made the requested clarification that it seeks experienced management teams at the portfolio companies in which it invests.

50.	Please review these sections and ensure that all capitalized terms are defined upon first use or a cross-reference is provided to where the term is defined. In addition, where similar terms are used, please explain any differences. For example, “investment team” vs. “Investment Committee” at the bottom of page 12 and on page 13, “Portfolio Management and Legal & Compliance,” “Lafayette Square Impact Framework,” “Quality of Earnings report,” and “DCF.” Where you describe due diligence and structuring of loans on page 13, please specify who is on the “deal team”. Likewise, disclose the composition of the “Portfolio Management Team” described on page 15.

Response: As requested, the Company has streamlined its disclosure of the investment process and sought to minimize the use of overlapping defined terms. In addition, the Company has defined terms as they appear in the Prospectus upon first use.

51.	We note that the Company intends to have third-party rating agencies provide a ratings estimate or credit score for each asset that is added to its portfolio. Please disclose whether such information will be shared with investors/shareholders, and confirm that you will disclose whether a significant portion of the Company’s investments are speculative/non-investment grade.

Response: The Company has modified this disclosure to improve its brevity and clarity. However, the Company respectfully submits that it does not intend to disclose the third party ratings estimates or credit scores for its portfolio assets because such disclosure is not required, other business development companies do not make similar disclosures, and rating agencies would be unlikely to consent to such disclosure.

52.	CLOs are discussed on page 16 and in the summary of risk factors but not included in the summary of principal investments of the Company. Please reconcile.

Response: As requested, the Company has deleted its disclosure regarding CLO investing or financing.

Investment Strategy—Private Offering

53.	In the last sentence of the second paragraph, please define “Liquidity Event.”

Response: We respectfully submit that Liquidity Event is defined on page 18 of the Prospectus, under the caption, “Term.”

Investment Strategy—Term

54.	Please disclose any restrictions that limit an investor’s ability to sell its shares prior to a Liquidity Event.

Response: As requested, the Company has added disclosure clarifying the inability of an investor to sell its shares prior to the occurrence of a Liquidity Event.

Investment Strategy—Investment Advisory Agreement

55.	Please add a cross reference to risk factor discussion on conflicts of interest related to how the Adviser’s fee is calculated.

Response: As requested, the Company has added a cross reference to the risk factor on conflicts of interest relating to the Adviser.

Investment Strategy—Base Management Fee

56.	Please clarify if the Adviser will pay the Administrator out of its management fee.

Response: As disclosed under the description of the Administration Agreement, the Company will pay the Administrator for the cost of expenses incurred by the Company, including payments to third-party service providers. The Administrator will be reimbursed by the Company on a direct cost pass-through basis, without any mark-up or profit. The Administrator will not charge the Company any management or incentive fee. Any such fees will be paid by the Company to the Adviser only to the extent approved by the board in the investment advisory agreement approval process under Section 15(c) of the Investment Company Act.

57.	Please consider including a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2. Please also consider including an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. The staff believes that such disclosure would be helpful to investors.

Response: The Company respectfully acknowledges this comment but believes that this information would not be useful to investors because, as the Company has not yet commenced investment operations, many of the figures in the table will be estimates or not applicable. The Company also notes that a fee table is not required by Form 10.

Investment Strategy—Incentive Fee

58.	In the discussion of pre-incentive fee net investment income, please add a cross reference to the risk factor(s) discussing the types of investments with deferred interest features.

Response: As requested, the Company has added a cross-reference to the discussion in the risk factors regarding investments with deferred interest features.

59.	Please clarify whether the Adviser is obligated to reimburse the Company for incentive fees if the Company incurs losses or fails to receive deferred income which was previously accrued.

Response: The Company respectfully submits that no amount of accrued but unpaid fees will be paid by the Company to the Adviser until such time as such accrual (whether in respect of unrealized gains or deferred non-cash income) becomes a realized amount. Therefore, there will be no amount received by the Adviser in respect of such accrued amounts and, accordingly, no basis for a reimbursement by the Adviser to the Company in respect of subsequent realized losses.

Investment Strategy—Administrative Agreements

60.	“Sarbanes-Oxley Act” is defined here but used in the Summary of Risk Factors. Please define the first time it is used and then use the defined term throughout the Registration Statement.

Response: As requested, this term has been defined upon its first use in the Registration Statement.

Investment Strategy—Valuation Procedures

61.	Please review the earlier discussion of valuation on page 16 and consider combining both sections in one place.

Response: As requested, the Company has combined the presentation regarding valuation and eliminated duplication.

62.	Please clarify what role the Valuation Committee plays with regard to valuation procedures.

Response: As described in response to the Comment 45, certain investment professionals of the Adviser will be responsible for implementing the valuation procedures described in the prospectus under the caption “Business-Investment Process-Valuation.” As the “Valuation Committee” is an informal internal designation of the Adviser, the Company has deleted all references to the Valuation Committee in the Registration Statement.

63.	In the earlier discussion of valuation on page 16, you state “we” value the portfolio while here you state valuation is conducted by the Board and Audit Committee. Please reconcile/use consistent terms.

Response: As requested, the valuation procedures have been consolidated and streamlined to make clear the valuation process to be used by the Company.

64.	Please revise the second sentence of the first paragraph to clarify that the Audit Committee is comprised of board members.

Response: The disclosures regarding the Audit Committee have been revised to make clear that the Audit Committee comprises only disinterested directors on the Company’s board of directors.

65.	“ASC 946” is referenced on page 16, and “ASC 820” in this section. Please define “ASC” the first time it is used.

Response: As requested, the term “ASC” is defined upon its first use.

66.	“CLO” is already defined in the summary of risks; please delete the definition here and on page 54.

Response: As requested, the second definition of “CLO” has been deleted.

Investment Strategy—Code of Ethics

67.	Please revise the link to the Company’s code of ethics so investors are not directed to the SEC’s website generally.

Response: As requested, the Company has revised the link to its code of ethics so that investors will be directed to a copy of the code of ethics on the website of the Company once the website is live, which should commence shortly after the effectiveness of the Registration Statement.

Investment Strategy—Proxy Voting Policy and Procedures

68.	If applicable, please discuss how the Company will approach relevant ESG proxy issues for any portfolio investments such as common stock.

Response: The Company respectfully acknowledges this comment but believes that the disclosure is appropriate. The Company notes supplementally that it anticipates that its portfolio companies, which are expected to be primarily private companies, will not generally be subject to the proxy solicitation process applicable to companies registered with the Commission.

Risk Factors

69.	Please revise this section to shorten headings and to use bold or bullet points to improve readability. Please review and revise to delete duplicative or inapplicable disclosure, and group related risks together (e.g., all risks related to taxes, all risks related to liquidity of shares, etc.).

Response: As requested, the Company has revised its risk factor disclosure to eliminate duplicative disclosure and use bold-face text or bullet points to improve readability.

Risk Factors—The current state of CRA regulations

70.	Please revise this risk factor to emphasize, if accurate, that it is unclear whether the Company’s investors may treat their investment in the Company as “CRA-qualified securities.” The first paragraph suggests the Company’s shares may be considered “CRA-qualified securities” while the fourth paragraph suggests the Company will purchase CRA-qualified securities to hold in its portfolio.

Response: As requested, the Company has clarified its disclosure regarding CRA qualification of its portfolio investments. The Company supplementally informs the Staff that it is seeking clarity from one of the federal banking regulators to determine the manner in which the Company and its investment portfolio will be treated for purposes of CRA eligibility.

71.	If accurate, please clarify that certain of the Company’s investments will not be CRA-qualified at all.

Response: As requested, the Company has clarified its disclosure regarding CRA qualification of its portfolio investments.

Risk Factors—We depend on our Adviser

72.	In the first paragraph, please delete the third sentence since no prior performance data has been presented.

Response: As requested, the Company has deleted references to prior performance data in the Registration Statement.

Risk Factors—We will need to raise additional capital

73.	Please confirm that the Company does not intend to issue debt securities or preferred stock within a year of the effective date of the Registration Statement, or add appropriate disclosure.

Response: The Company may issue debt securities within one year of the effective date of the Registration Statement and has added appropriate disclosure in the Registration Statement to this effect. The Company has no present intention to issue preferred stock within a year of the effective date of the Registration Statement.

Risk Factors—We may have difficulty paying our required distribution

74.	Please add the following disclosure either in the discussion here or in a risk factor dedicated to original issue discount instruments, such as zero coupon bonds and PIK loans, if these instruments may constitute a significant portion of the Company’s income:
a)	The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;
b)	PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;
c)	Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;

d)	Because original issue discount income is accrued without any cash being received by the Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;
e)	The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan; and
f)	Even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual payment is due at the maturity of the loan.

Response: The Company has no present intention to invest in original issue discount instruments, such as zero coupon bonds and PIK loans, or for such instruments to generate a significant portion of the Company’s investment income. To address the concern, however, the Company has included an abbreviated version of this risk disclosure in the Registration Statement.

Risk Factors—Risks relating to compliance with AIFMD

75.	Please confirm that this risk is applicable as it appears the Company will not have foreign investments. If the Company will invest outside the United States, please discuss these investments in the discussion of the Company’s business.

Response: The Company agrees that it does not intend to invest outside the United States to any material degree. However, the Company may receive inquiries or solicit interest from prospective investors outside of the United States and, accordingly, with respect to any investors in the European Union, the Company will be required to comply with AIFMD regulations. The Company therefore respectfully submits that such AIFMD-related disclosure is appropriate for inclusion in the Prospectus.

Risk Factors—Our investments may be risky

76.	Here you identify the debt securities that you may invest in as “junk bonds.” Please revise the discussion of debt securities in the business section to similarly identify their potentially speculative nature and to label them “junk bonds.”

Response: As requested, the Company has revised the earlier section.

Risk Factors—We may be subject to risks under hedging transactions

77.	You identify risks under hedging transactions; however, such transactions are not identified as principal investments of the Company. Please reconcile.

Response: The Company may engage in de minimis, non-speculative hedging transactions to limit its exposure to changes in interest rates, for example. Any such hedging activity would be conducted in accordance with applicable CFTC regulations.

Risk Factors—Shareholders will not have any redemption rights

78.	Please review this risk factor for applicability since it refers to the “Directive” and “EEA member states.”

Response: As noted above, this disclosure does not pertain to any intention on the part of the Company to invest in portfolio companies located outside of the United States, but rather anticipates that some investors in securities offered by the Company may reside in a jurisdiction of the European Union. Given the anticipated de minimis extent of such investments, however, the Company has significantly shortened this disclosure.

Risk Factors—Political, social and economic uncertainty

79.	Please review this section and revise to remove duplicative disclosure such as the discussion of COVID-19, which is discussed in this risk factor and in the following risk factor.

Response: As requested, the Company has revised its risk disclosure regarding Political, Social and Economic Uncertainty and eliminated certain duplicative disclosure.

Risk Factors—New or modified laws

80.	The risk factor discusses laws that may prevent the Company from entering into securitization transactions, which are not identified as a principal investment strategy of the Company. Please reconcile.

Response: The Company does not anticipate investing in securitization transactions to any material extent. However, the Company may avail itself of financing arrangements that are securitizations or financings which have elements of securitization technology. Therefore, the Company respectfully submits that it should retain these references to the risks associated with securitization transactions.

Risk Factors—Uncertainty resulting from U.S. presidential election

81.	Please consider combining this risk with previous risks related to political, social and economic uncertainty. We note the use of “President-elect Biden” here but “President Biden” elsewhere in the Registration Statement. Please review and revise as necessary.

Response: As requested, the Company has revised this risk disclosure to update and eliminate duplicative disclosure.

Risk Factors—Terrorist attacks

82.	This disclosure repeats risks cited in several other risks, including a coronavirus discussion. Please review and revise to delete repetitive disclosure.

Response: As requested, the Company has revised this section to update it and eliminate duplicative disclosure.

Description of Registrant’s Securities to Be Registered—Exclusive Forum

83.	We note the exclusive forum provisions described which require any claims to be brought in a federal or state court located in Delaware. Please disclose in an appropriate location the risks of the exclusive forum provision (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: As requested, the Company has amended its risk disclosure to address the concerns raised by this comment.

84.	Please disclose any limitations on direct or derivative claims by shareholders such as requirements that a shareholder make a pre-suit demand upon the Board and that the Board be given a reasonable amount of time to consider and investigate the request. If, for example, shareholders holding at least 10% (or some other percentage) of shares are required to join in the request or shareholders making a pre-suit demand on the Board must undertake to reimburse the Fund for expenses in the event the Board determines not to bring an action, such provisions may not apply to claims arising under the federal securities laws.

Response: As requested, the Company has amended its risk disclosure to address the concerns raised by this comment.

Item 15. Exhibits

85.	Please add a hyperlink to each document incorporated by reference into the Registration Statement, including each document in the exhibit index.

Response: As requested, the Company has included a hyperlink to each document in the exhibit index.

Accounting Comments—Registration Statement

Cover Page

86.	Under section 405 of the Securities Act of 1933, investment companies are not permitted to be smaller reporting companies. Please uncheck this box.

Response: As requested, the Company has deleted its reference to being a “smaller reporting company.”

Summary of Risk Factors

87.	In the eighth bullet point, please define “Other Lafayette Square BDCs” and explain whether any other Lafayette Square BDCs currently exist.

Response: The Company respectfully submits that it has addressed this comment in response to Comment 15 above.

Business

88.	In the penultimate paragraph of the introductory section on page 6, please revise the last sentence to use a term other than “diversification” since the BDC will be non-diversified.

Response: As requested, the Company has revised its disclosure to address this Comment.

Business—Base Management Fee

89.	Please define “gross assets” for purposes of calculating the base management fee.

Response: As requested, the Company has defined “gross assets” in the Registration Statement.

Business—Qualifying Assets

90.	The last statement references “total assets for purposes of computing the base management fee,” but the disclosure on page 18 states that the fee is based on gross assets. Please reconcile. The disclosure should be consistent and agree with the terms of the investment advisory agreement.

Response: As requested, the disclosure regarding the calculation of the management fee to be charged to the Company by the Adviser has been made consistent and now agrees with the terms of the Investment Advisory Agreement.

Business—Sarbanes-Oxley Act

91.	In the third bullet point, the statement that the “annual report regarding its assessment of our internal control over financial reporting which must be audited by our independent registered public accounting firm” appears inconsistent with the second paragraph under “JOBS Act” on the same page which states that the attestation report is not required until the Company ceases to be an emerging growth company and becomes an accelerated filer. Please explain or correct the disclosure.

Response: As requested, the disclosure regarding Section 404(b) under the JOBS Act has been made consistent throughout the Registration Statement.

Risk Factors—We Are an Emerging Growth Company

92.	The statement in the last paragraph of this section, “Although we are still evaluating the JOBS Act, we may take advantage of some or all of the reduced regulatory and disclosure requirements permitted by the JOBS Act” appears inconsistent with the following disclosure on page 33: “Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards ...We have made an irrevocable election ... We therefore are subject to the same new or revised accounting standards as other companies that are not emerging growth companies.” Please explain or correct the disclosure.

Response: As requested, the disclosure regarding the Company’s intentions with respect to the JOBS Act have been made consistent throughout the Registration Statement.

Item 13. Financial Statements and Supplementary Data

93.	Please explain why Item 13 states that the financial statements are attached to this Registration Statement. We were unable to locate the financial statements. Please provide all required financial statements in your next filing.

Response: As requested, the financial statements of the Company have been included in Amendment No. 1 to the Registration Statement. We have confirmed the accuracy of the Item 13 undertaking and regret the incorrect statement in the initial filing of the Registration Statement.

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Damien Dwin
David Kraut Seren Tahiroglu Lafayette Square Empire BDC, LLC Barton Winokur Dechert LLP

Annex A

Lafayette Square Cascade BDC, Inc.: Alaska, Idaho, Oregon and Washington

Lafayette Square Empire BDC, Inc.: New York, New Jersey, Connecticut, and Pennsylvania

Lafayette Square Far West BDC, Inc.: California, Hawaii and Nevada

Lafayette Square Four Corners BDC, Inc.: Arizona, Colorado, New Mexico and Utah

Lafayette Square Great Lakes BDC, Inc.: Illinois, Indiana, Michigan, Minnesota, Ohio and Wisconsin

Lafayette Square Gulf Coast BDC, Inc.: Arkansas, Louisiana, Oklahoma and Texas

Lafayette Square Mid-Atlantic BDC, Inc.: Delaware, Kentucky, Maryland, North Carolina, South Carolina, Tennessee, Virginia, West Virginia, and the District of Columbia

Lafayette Square Northeast BDC, Inc.: Maine, Massachusetts, New Hampshire, Rhode Island and Vermont

Lafayette Square Plains BDC, Inc.: Iowa, Kansas, Missouri, Montana, Nebraska, North Dakota, South Dakota and Wyoming

Lafayette Square Southeast BDC, Inc.: Alabama, Florida, Georgia and Mississippi and Puerto Rico